Exhibit 99.2
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION AND DATA
The following unaudited pro forma combined consolidated financial information and explanatory notes are based upon the assumption that the First Mariner preferred stock is converted into First Mariner common stock immediately preceding the merger, and that the resulting total number of shares of First Mariner common stock outstanding immediately prior to the completion of the merger will be 5,500,018 and utilizes the exchange ratio of 166.24% of outstanding shares of First Mariner common stock, which will result in 9,143,230 shares of Howard common stock being issued in the transaction.
The following unaudited pro forma combined consolidated financial statements as of and for the period ended September 30, 2017 combine the historical consolidated financial statements of Howard and First Mariner. The unaudited pro forma combined consolidated financial statements give effect to the proposed merger as if the merger occurred on September 30, 2017 with respect to the consolidated balance sheet, and at the beginning of the period, for the nine months ended September 30, 2017 and for the year ended December 31, 2016, with respect to the consolidated statements of operations.
The notes to the unaudited pro forma combined consolidated financial statements describe the pro forma amounts and adjustments presented below. THIS PRO FORMA DATA IS PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY AND DOES NOT INDICATE THE FINANCIAL AND OPERATING RESULTS THAT HOWARD WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS OR THE FUTURE FINANCIAL POSITION OF THE COMBINED ENTITIES.

The unaudited pro forma combined consolidated financial information presented below is based on, and should be read together with, the historical financial information that Howard and First Mariner included in the joint proxy and information statement/prospectus filed with the SEC on November 9, 2017 as part of a Registration Statement on Form S-4 (File No. 333-221450) as of and for the indicated periods.
Unaudited Pro Forma Combined Consolidated Balance Sheets as of September 30, 2017
(in thousands, except share and per share data)
	Howard Bancorp, Inc.	First Mariner Bank	Combined	Pro Forma Merger Adjustments	Pro Forma Combined
	(in thousands)
ASSETS
Cash and due from banks	$50,715	$5,641	$56,356	$(23,363)(B)	$32,994
Federal funds sold	495	27,590	28,085	—	28,085
Total cash and cash equivalents	51,210	33,231	84,441	(23,363)	61,079
Interest bearing deposits with banks	494	743	1,237	—	1,237
Securities available-for-sale, at fair value	67,883	130,770	198,653	—	198,653
Investments held-to-maturity, at amortized cost	9,250	—	9,250	—	9,250
Nonmarketable equity securities	5,982	7,316	13,298	—	13,298
Loans held for sale, at fair value	52,683	37,075	89,758	—	89,758
Loans and leases, net of unearned income	892,213	679,275	1,571,488	(14,500)(C)	1,556,988
Allowance for credit losses	(5,661)	(3,977)	(9,638)	3,977(D)	(5,661)
Net loans and leases	886,552	675,298	1,561,850	(10,523)	1,551,327
Bank premises and equipment, net	19,556	37,144	56,700	—(M)	56,700
Core deposit intangible	1,849	4,532	6,381	1,868(E)	8,249
Goodwill	603	10,502	11,105	72,337(F)	83,443
Bank owned life insurance	28,427	43,479	71,906	—	71,906
Other real estate owned	2,133	3,223	5,356	(800)(G)	4,556
Deferred tax asset	—	—	—	53,494(H)	53,494
Interest receivable and other assets	5,911	10,181	16,092	—	16,092
Total assets	$1,132,533	$993,494	$2,126,027	$93,014	$2,219,041
LIABILITIES
Noninterest-bearing deposits	$212,519	$183,948	$396,467	$—	$396,467
Interest-bearing deposits	649,566	553,874	1,203,440	797(I)	1,204,237
Total deposits	862,085	737,822	1,599,907	797	1,600,704
Short-term borrowings	128,471	140,000	268,471	—	268,471
Long-term borrowings	6,552	11,102	17,654	(58)(J)	17,596
Deferred tax liability	464	—	464	—	464
Accrued expenses and other liabilities	4,648	5,069	9,717	5,000(K)	14,717
Total liabilities	$1,002,220	$893,993	$1,896,213	$5,739	$1,901,952
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preferred stock	—	17,741	17,741	(17,741)(A)	—
Common stock	98	37,259	37,357	(37,168)	189
Capital surplus	110,183	56,216	166,399	134,786	301,186
Accumulated earnings	20,166	(11,575)	8,591	7,257(L)	15,848
Accumulated other comprehensive (loss) income	(134)	(140)	(274)	140	(134)
Total shareholders’ equity	130,313	99,501	229,814	87,275	317,089
Total liabilities and shareholders’equity	$1,132,533	$993,494	$2,126,027	$93,014	$2,219,041
Per Share Data
Shares outstanding	9,811,992	3,725,893	13,537,885		18,955,222
Book value per common share	$13.28	$21.94	$15.67		$16.73
Tangible book value per common share	$13.03	$17.91	$14.37		$11.89

Unaudited Pro Forma Consolidated Statements of Operations
For the Nine Months Ended September 30, 2017
(in thousands, except per share data)
	Howard Bancorp, Inc.	First Mariner Bank	Combined	Pro Forma Merger Adjustments	Pro Forma Combined
	(in thousands)
INTEREST INCOME
Interest and fees on loans	$30,374	$23,074	$53,448	1,977(C)	$55,425
Interest and dividends on securities	993	2,885	3,878	—	3,878
Other interest income	321	—	321	—	321
Total interest income	31,688	25,959	57,647	1,977	59,625
INTEREST EXPENSE
Deposits	2,878	2,957	5,835	(199)(I)	5,635
Borrowings	807	746	1,553	15(J)	1,568
Total interest expense	3,685	3,703	7,388	(185)	7,203
NET INTEREST INCOME	28,003	22,256	50,259	2,162	52,421
Provision for credit losses	1,031	792	1,823	—	1,823
Net interest income after provision for credit losses	26,972	21,464	48,436	2,162	50,598
NONINTEREST INCOME
Service charges on deposit accounts	667	1,157	1,824	—	1,824
Mortgage banking revenues	8,698	5,814	14,512	—	14,512
Gain on the sale of loans	48	303	351	—	351
Loss on the disposal of furniture, fixtures & equipment	—	(107)	(107)	—	(107)
Income from bank owned life insurance	555	779	1,334	—	1,334
Loan related income	4,142	—	4,142	—	4,142
Other operating income	745	1,815	2,560	—	2,560
Total noninterest income	14,855	9,761	24,616	—	24,616
NONINTEREST EXPENSE
Compensation and benefits	17,592	17,197	34,789	—	34,789
Occupancy and equipment	3,121	4,585	7,706	—	7,706
Amortization of core deposit intangible	399	605	1,004	595(E)	1,599
Marketing and business development	3,117	831	3,948	—	3,948
Professional fees	1,446	1,843	3,289	—	3,289
Data processing fees	1,521	2,055	3,576	—	3,576
Merger and restructuring expense	378	616	994		994
FDIC Assessment	473	547	1,020	—	1,020
Provision for other real estate owned	149	(72)	77	—	77
Loan related expense	2,832	916	3,748	—	3,748
Other operating expense	2,324	4,007	6,331		6,331
Total noninterest expense	33,352	33,130	66,482	595	67,077
INCOME/(LOSS) BEFORE INCOME TAXES	8,475	(1,905)	6,570	1,567	8,137
Income tax expense	3,158	—	3,158	52	3,210
NET INCOME/(LOSS)	5,317	(1,905)	3,411	1,515	4,926
Preferred stock dividends	—	—	—	—	—
Net income/(loss) available to common shareholders	$5,317	$(1,905)	$3,411	$1,515	$4,926
NET INCOME PER COMMON SHARE
Basic	$0.56	$(0.51)	$0.26	$0.28	$0.26
Diluted	$0.56	$(0.51)	$0.26	$0.28	$0.26

Unaudited Pro Forma Consolidated Statements of Operations
For the Twelve Months Ended December 31, 2016
(in thousands, except per share data)
	Howard Bancorp, Inc.	First Mariner Bank	Combined	Pro Forma Merger Adjustments	Pro Forma Combined
	(in thousands)
INTEREST INCOME
Interest and fees on loans	$37,865	$28,399	$66,264	$2,636(C)	$68,900
Interest and dividends on securities	691	4,301	4,992	—	4,992
Other interest income	185	—	185	—	185
Total interest income	38,741	32,700	71,442	2,636	74,078
INTEREST EXPENSE
Deposits	3,470	3,905	7,375	(266)(I)	7,109
Borrowings	1,092	480	1,572	19(J)	1,592
Total interest expense	4,562	4,385	8,947	(247)	8,701
NET INTEREST INCOME	34,179	28,315	62,495	2,883	65,377
Provision for credit losses	2,037	2,673	4,710	—	4,710
Net interest income after provision for credit losses	32,142	25,642	57,784	2,883	60,667
NONINTEREST INCOME
Service charges on deposit accounts	694	1,545	2,239	—	2,239
Mortgage banking revenues	8,098	14,008	22,106	—	22,106
Gain on the sale of securities	96	143	239	—	239
Loss on the sale of other real estate owned	(14)	—	(14)	—	(14)
Gain on the sale of loans	532	367	899	—	899
Gain/(loss) on the disposal of furniture & equipment	(70)	222	152	—	152
Income from bank owned life insurance	623	1,828	2,451	—	2,451
Loan related income	3,903	—	3,903	—	3,903
Other operating income	920	3,113	4,033	—	4,033
Total noninterest income	14,782	21,226	36,008	—	36,008
NONINTEREST EXPENSE
Compensation and benefits	19,034	24,346	43,380	—	43,380
Occupancy and equipment	4,622	8,093	12,715	—	12,715
Amortization of core deposit intangible	655	898	1,553	702(E)	2,255
Marketing and business development	3,375	948	4,323	—	4,323
Professional fees	2,111	1,524	3,635	—	3,635
Data processing fees	1,723	2,392	4,115	—	4,115
FDIC Assessment	780	957	1,737	—	1,737
Provision for other real estate owned	83	140	223	—	223
Loan related expense	3,016	908	3,924	—	3,924
Other operating expense	3,286	5,610	8,896	—	8,896
Total noninterest expense	38,685	45,816	84,501	702	85,203
INCOME BEFORE INCOME TAXES	8,239	1,052	9,291	2,181	11,472
Income tax expense (benefit)	2,936	—	2,936	1,590	4,526
NET INCOME	5,303	1,052	6,355	592	6,946
Preferred stock dividends	166	—	166	—	166
Net income available to common shareholders	$5,137	$1,052	$6,188	$592	$6,779
NET INCOME PER COMMON SHARE
Basic	$0.74	$0.28	$0.58	$0.11	$0.42
Diluted	$0.73	$0.28	$0.58	$0.11	$0.42

Notes to Pro Forma Combined Condensed Consolidated Financial Statements
Note 1.   Basis of Presentation
The acquisition will be effected by the issuance of shares of Howard common stock to First Mariner’s common stockholders. The following unaudited pro forma combined consolidated financial information assumes that all of the outstanding shares of First Mariner common stock will be exchanged for Howard common stock at an exchange ratio of 1.6624 shares of Howard common stock for each share of First Mariner common stock, and that all outstanding stock options and warrants of First Mariner will be exchanged for cash consideration totaling approximately $9.2 million.
The unaudited pro forma combined consolidated financial information is based upon the assumption that the total number of shares of First Mariner common stock immediately outstanding prior to the completion of the merger will be 5,500,018 and each outstanding share of First Mariner common stock will be exchanged for 1.6624 shares of Howard common stock. This will result in the issuance of 9,143,230 shares of Howard common stock with an estimated fair value based upon the closing price of Howard’s common stock on September 30, 2017 of  $191.1 million, for a total estimated purchase price of $200.3 million when aggregating the stock and cash consideration. While the final exchange ratio has been established, the total purchase price will be based upon the market value of Howard’s per share market value established in accordance with the merger agreement. The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of First Mariner’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The unaudited pro forma combined consolidated financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of First Mariner at their respective fair values and represents management’s best estimate based upon the information available at this time. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocation to goodwill while changes to other assets and liabilities may impact the statement of operations due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.
The total estimated purchase price for the purpose of this unaudited pro forma combined consolidated financial information is $200.3 million. Goodwill is created when the purchase price consideration exceeds the fair value of the assets acquired or a bargain purchase gain results when the current fair value of the assets acquired exceeds the purchase price consideration. For purposes of this analysis as of September 30, 2017, goodwill of  $82.8 million results from the transaction; however, the final purchase accounting analysis will be performed as of the merger date and these amounts are subject to change based on operations subsequent to September 30, 2017 as additional information becomes available and as additional analyses are performed. Following Note 4 below is a table that provides the calculation and allocation of the purchase price used in the pro forma financial statements and a reconcilement of pro forma shares to be outstanding.
Note 2.   Merger and Acquisition Integration Costs
The branch operations, commercial lending activities, mortgage banking operations, along with all other operations of First Mariner will be integrated into Howard. The operations integration and the systems conversion are scheduled for the second quarter of 2018.
The specific details of the plan to integrate the operations of First Mariner will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where we may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Howard also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions.

Note 3.   Estimated Annual Cost Savings
Howard expects to realize cost savings and may generate revenue enhancements from the First Mariner acquisition. Total estimated cost savings for First Mariner are estimated at 37% of non-interest expense, with 85% of these savings expected to occur for the year ended December 31, 2018. These cost savings and any potential revenue enhancements are not reflected in the pro forma combined condensed consolidated financial statements and there can be no assurance they will be achieved in the amount or manner currently contemplated.
Note 4.   Pro Forma Adjustments
(A)
Adjustment to reflect the conversion of First Mariner’s preferred stock into common stock immediately preceding the merger.

(B)
Adjustment of  $9.2 million to cash consideration paid to First Mariner stock option holders and warrant holders, and the total anticipated after tax merger related costs borne by both Howard and First Mariner totaling $14.1 million.

(C)
A fair value discount of  $14.5 million to reflect the fair values of loans based on current interest rates of similar loans and the credit risk of the loan portfolio. The adjustment will be substantially recognized over approximately 10 years using an amortization method based upon the expected life of the loans and is expected to increase pro forma pre-tax interest income by $2.6 million in the first year and $2.0 million for the first nine months following consummation of the merger.

(D)
Reversal of the First Mariner allowance for loan losses of  $3.9 million in accordance with acquisition method of accounting for the merger.

(E)
Adjustment to record the core deposit intangible associated with the merger of  $6.4 million, net of the elimination of the core deposit intangible of First Mariner. The fair value of this asset and the related amortization using an expected life of 7 years. The amortization of the core deposit intangible is expected to increase pro forma pre-tax noninterest expense by $702,000 in the first year and $595,000 for the first nine months following consummation of the merger.

(F)
An adjustment to reflect the resulting goodwill of  $82.84 million created on the books of Howard as a result of this acquisition. As noted above, goodwill is created when the purchase price consideration exceeds the fair value of the assets acquired or a bargain purchase gain results when the current fair value of the assets acquired exceeds the purchase price consideration.

(G)
A fair value discount of  $800,000 to reflect the fair value of Other Real Estate Owned (OREO) held by First Mariner.

(H)
An adjustment to reflect the estimated amount of Deferred Tax Assets (“DTA’s”) generated in the merger. First Mariner DTA’s were reduced by a valuation allowance given the uncertainty of their ability to utilize cumulative net operating losses to offset future taxable earnings. It is anticipated that as a result of the merger, the DTA’s of the combined organization will not require a valuation allowance, resulting in a higher level of DTA’s for the pro forma combined organization.

(I)
A fair value discount of  $797,000 to reflect the fair values of certain interest-bearing deposits based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the deposit liabilities. This adjustment is expected to decrease pro forma pre-tax interest expense by $266,000 in the first year and $199,000 for the first nine months following consummation of the merger.

(J)
A fair value premium of  $58,000 to reflect the fair values of long-term borrowings based on current interest rates for similar instruments. The adjustment will be recognized using an amortization method based upon the estimated maturities of the borrowings. This adjustment is expected to increase pro forma pre-tax interest expense by $19,000 in the first year and $15,000 for the first nine months following consummation of the merger.

(K)
An adjustment to establish a litigation reserve resulting from unsettled mortgage banking lawsuits that have been filed against First Mariner.

(L)
An adjustment to reflect the after tax impact of estimated merger related costs borne by Howard in the Merger. Howard’s estimated transaction costs related to the merger are approximately $5.9 million ($4.3 million net of tax). This cost is included in the Unaudited Pro Forma Combined Consolidated Balance Sheet. These estimated transaction costs are currently being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where operating redundancies between the two organizations can be reduced or eliminated. These costs will be recorded as non-interest expense as incurred. The pro forma presentation of the Howard merger related charges is presented in the following table (dollars in thousands):

Professional Fees	$2,125
Branch Closure, contract termination and other non-interest expenses	3,750
Total merger related non-interest expenses	5,875
Tax Benefit	1,557
Net Merger related expense
After tax benefit	$4,318

(M)
An adjustment to reflect the fair value of bank premises and equipment cannot be estimated at this time. We do anticipate that upon receipt of real estate appraisals and other valuation measures, that there will be an adjustment to record bank premises and equipment at fair value when the merger is completed.

Summary of Purchase Price Calculation and Goodwill Resulting from Merger
And Reconciliation of Pro Forma Shares Outstanding at September 30, 2017
($ in thousands except share and per share data)
Purchase Price Consideration-Common Stock
First Mariner shares outstanding exchanged for stock	5,500,018
Exchange ratio	166.24%
Howard Bancorp shares to be issued to First Mariner stockholders	9,143,230
Purchase price per First Mariner common share	$20.90
Cash consideration	9,245
Purchase price assigned to shares exchanged for stock	191,094
Total purchase price		$200,338
First Mariner tangible common shareholders’ equity	99,501
First Mariner after-tax deal charges	(9,800)
Estimated adjustments to reflect assets acquired at fair value:
Loans	(14,500)
Allowance for loan losses	3,977
Core deposit intangible net increase	1,868
Eliminate First Mariner goodwill	(10,502)
Other real estate owned	(800)
Deferred tax assets	8,994
Net DTA recovery	44,500
Estimated adjustments to reflect liabilities acquired at fair value:
Interest bearing deposits	(797)
Long term borrowings	58
Other liabilities	(5,000)
Net assets aquired at estimated fair value		117,499
Goodwill resulting from merger		$82,839
Reconcilement of Pro Forma Shares Outstanding
First Mariner shares converted		5,500,018
Exchange ratio		166.24%
Howard Bancorp shares to be issued to First Mariner stockholders		9,143,230
Howard Bancorp shares outstanding		9,811,992
Pro forma Howard Bancorp shares outstanding		18,955,222
Pro forma % ownership by First Mariner		48.24%
Pro forma % ownership by legacy Howard Bancorp		51.76%